[ISC LETTERHEAD]
May 14, 2010
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Comment Letter Dated April 30, 2010 (received via fax on May 3, 2010) International Speedway Corporation Form 10-K for the year ended November 30, 2009 Filed January 29, 2010 File No. 0-02384
Ladies and Gentlemen:
We have received and reviewed the referenced comment letter. We appreciate your efforts to assist our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings.
Our responses to the Staff’s comments and requests for supplemental information are contained below and keyed to the numbered comments in the comment letter.
In the following responses, except where indicated otherwise, the terms “we,” “our,” “Company,” and “ISC” shall mean International Speedway Corporation and its consolidated subsidiaries.
Responses to Comments and Requests for Supplemental Information.
Item 3. Legal Proceedings, page 10
Current Litigation, page 23
1. We note from the discussion in the last paragraph of the “Legal Proceedings” discussion on page 10 and from the discussion on page 24 of MD&A that the fees and expenses associated with the defense of the litigation with Kentucky Speedway, LLC have not been covered by insurance and have adversely impacted the Company’s financial condition. Please tell us and revise MD&A in future filings to discuss and quantify the impact that legal fees associated with this litigation have had on the Company’s results of operations during all periods presented in the Company’s consolidated financial statements.
Company Response: The legal fees incurred associated with the defense of this litigation with Kentucky Speedway, LLC totaled approximately $5.2 million, $1.4 million and $0.2 million, during the years ended November 30, 2007, 2008 and 2009, respectively.
While adversely impacting our current operations, we do not feel that they had an adverse impact on our financial condition. In future filings we will revise our MD&A appropriately to discuss the impact of these legal expenses, including quantification of the expenses if they have a material impact on our results of operations during all periods presented.
GAAP to Non-GAAP reconciliation, page 15
2. We note your presentation of the non-GAAP measures “non-GAAP net income” and “non-GAAP diluted earnings per share” on page 16. We also note the discussion indicating that you believe that the non-GAAP information is useful and meaningful to investors, and is used by investors and you to assess core operations. We also note that the reconciliation of this non-GAAP measure to the most comparable GAAP measure provides adjustments for multiple unfavorable items such as the losses from equity investments and impairment charges which in some periods are significant. As your current discussion of why you believe these non-GAAP measures are useful in assessing the Company’s core operations is somewhat vague, please supplementally advise us and expand your disclosure to define core operations. As part of your response and your revised disclosure you should also describe why you consider it appropriate to adjust your GAAP net income and diluted earnings per share for the various items reflected in the reconciliation to arrive at your “core operations.” We may have further comment upon review of your response.
Company Response: Our core operations consist primarily of the ongoing promotion of racing events at our motorsports entertainment facilities. We consider it appropriate to adjust our GAAP net income and diluted earnings per share in a manner to provide financial investors with a view to our results of core operations. This is consistent with previously issued financial guidance provided to such investors and excludes the impact of items, both favorable and unfavorable, that are not considered to be reflective of our continuing day-to-day operations at our motorsports entertainment facilities. Further, we separately provide equity investment earnings and losses as these results are not related to the specific performance of our motorsports events.
By making these adjustments we believe that we have provided a better understanding of our core operations and the ability to compare such results for the periods presented. This presentation of Non-GAAP net income and earnings per diluted share is consistent with how our management views the core operations and uses such information to analyze its performance and make decisions regarding future operations.
We will revise our future filings to include an expanded definition of our core operations and understanding of why we believe it is appropriate to adjust our GAAP net income and diluted earnings per share as follows:
GAAP to Non-GAAP Reconciliation
The following financial information is presented below using other than U.S. generally accepted accounting principles (“non-GAAP”), and is reconciled to comparable information presented using GAAP. Non-GAAP net income and diluted earnings per share below are derived by adjusting amounts determined in accordance with GAAP for certain items presented in the accompanying selected operating statement data, net of taxes.
We believe such non-GAAP information is useful and meaningful, and is used by investors to assess our core operations, which consist of the ongoing promotion of racing events at our major motorsports entertainment facilities. Such non-GAAP information identifies and separately displays the equity investment earnings and losses and adjusts for items that are not considered to be reflective of our continuing core operations at our motorsports entertainment facilities. We believe that such non-GAAP information improves the comparability of the operating results and provides a better understanding of the performance of our core operations for the periods presented. We use this non-GAAP information to analyze the current performance and trends and make decisions regarding future ongoing operations. This non-GAAP financial information may not be comparable to similarly titled measures used by other entities and should not be considered as an alternative to operating income, net income or diluted earnings per share, which are determined in accordance with GAAP. The presentation of this non-GAAP financial information is not intended to be considered independent of or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating the business and as such deemed it important to provide such information to investors.
The 2005 adjustment relates to Motorsports Authentics — equity in net income from equity investment.
The 2006 adjustment relates to Motorsports Authentics — equity in net loss from equity investment and the impairment of long-lived assets as a result of our decision to discontinue our speedway development project on Staten Island.
The adjustments for 2007 relate to Motorsports Authentics — equity in net loss from equity investment (including their impairment of goodwill and intangible assets, and write-down of certain inventory and related assets), accelerated depreciation for certain office and related buildings in Daytona Beach; the impairment of long-lived assets primarily related to our decision to discontinue development efforts in Kitsap County, Washington, and costs related to fill removal on our Staten Island property.
The adjustments for 2008 relate to Motorsports Authentics — equity in net income from equity investment, accelerated depreciation for certain office and related buildings in Daytona Beach; the impairment of long-lived assets associated with the fill removal process on the Staten Island property and the net book value of certain assets retired from service; a tax benefit associated with certain restructuring initiatives; non-cash charge to correct the carrying value of certain other assets; and, a provision on working capital advances associated with our joint venture project in Kansas for the development of a gaming and entertainment destination.
The adjustments for 2009 relate to a charge for Motorsports Authentics — equity in net loss from equity investment, interest income related to the Settlement with the Service, accelerated depreciation for certain office and related buildings in Daytona Beach, amortization of interest rate swap, and impairment of long-lived assets primarily attributable to the decrease in the carrying value of our Staten Island property and, to a much lesser extent, impairments of certain other long-lived assets.
Management’s Discussion and Analysis
Critical Accounting Policies
Impairment of Long-Lives Assets, Goodwill and Other Intangible Assets, page 19
3. We note your section on critical accounting policies where you expand on the information included in your Summary of Significant Accounting Policies. However, pursuant to FR-60, this section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. In making disclosures under FR-60, registrants need not repeat information that is already included in the financial statements or other sections of the filing.
For example, we note that you recorded impairment charges with respect to long-lived assets during each of the periods presented in your financial statements, as a result of various factors. We also note from your consolidated balance sheet and from your discussion included on page 6 of your Form 10-K, that as of November 30, 2009, $1,651 million or 86.5% of the Company’s total assets consisted of long-lived assets which included goodwill, other intangibles and property and equipment. We further note from the Company’s statements of operations and from the discussion provided on page 24 of MD&A that revenues have declined over the past two years as a result of certain adverse economic trends, particularly credit availability, the decline in consumer confidence, and rise in unemployment and increased fuel and food costs which the Company believes significantly contributed to the decrease in attendance for certain motorsports events during 2008 and which continued to persist into 2009. Given these adverse economic conditions and trends and their impact on the Company’s recent operating results, please tell us and expand your discussion in your critical accounting policies section of MD&A in future filings to discuss whether any of your reporting units were at risk of failing step one of the goodwill impairment test (i.e. fair value was not substantially in excess of carrying value) and if so, include the following disclosures for each reporting until that is at risk of failing step one:
•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	Amount of goodwill allocated to the reporting unit;

•	Description of the methods and key assumptions used and how the key assumptions were determined;

•	Discussion of the degree of uncertainty associated with the key assumptions; and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
If you do not believe that any of your reporting units is at risk of failing step one or that no reporting units are at risk, please specifically state so.
Also, please tell us and expand your disclosures in MD&A in future filings to explain in further detail the date of the Company’s most recent impairment analysis with respect to its other categories of long-lived assets and the methods and significant assumptions that were used in preparing the impairment analysis. Your response should specifically address the property and equipment located at each of the Company’s various motorsports entertainment facilities as well as the Company’s NASCAR sanction agreement intangibles. We may have further comment upon receipt of your response.
Company Response: Despite the current adverse economic trends, particularly credit availability, the decline in consumer confidence and the rise in unemployment, which have recently contributed to the decrease in attendance related as well as corporate partner revenues for certain of our motorsports events during fiscal 2009, we believe there has been no significant change in the long-term fundamentals of our ongoing motorsports event business. We respectfully advise the Staff that none of our reporting units were at risk of failing step one at November 30, 2009.
We will expand our discussion in our critical accounting policies and estimates section of MD&A in future filings to discuss whether any of our reporting units were at risk of failing step one of the goodwill and non-amortized intangible asset impairment test. Our MD&A discussion will also be expanded to explain in further detail the date of the Company’s most recent impairment analysis to its other categories of long-lived assets and the methods and significant assumptions that were used in preparing the impairment analysis.
During the fiscal years included in the Form 10-K for the period ended November 30, 2009, there were no events that required further impairment analysis of the property and equipment at each of our various motorsports entertainment facilities which is additionally supported by the annual valuations completed in connection with the goodwill and NASCAR sanction agreement intangible assets. However, we recorded impairments as a result of the decisions to discontinue potential motorsports entertainment facility developments in Staten Island, NY, and Kitsap County, WA as described in Note 5 to the 2009 consolidated financial statements. In addition, we recorded an impairment related to our Motorsports Authentics investment as described in Note 7.
Our proposed disclosure to be included in our critical accounting policies and estimates section of MD&A in future filings is as follows:

Impairment of Long-lived Assets, Goodwill and Other Intangible Assets. Our consolidated balance sheets include significant amounts of goodwill and other intangible assets and long-lived assets which could be subject to impairment.
•	In fiscal 2007, we recorded a before-tax charge of approximately $13.1 million as an impairment of long-lived assets due to our decisions to discontinue pursuit of a speedway development in Kitsap County, Washington, costs associated with the fill removal process at our Staten Island property and impairment charges relating to certain other long-lived assets;

•	In fiscal 2008, we recorded a before-tax charge of approximately $2.2 million as an impairment of long-lived assets primarily attributable to costs associated with the fill removal process at our Staten Island property and impairments of certain other long-lived assets; and

•	In fiscal 2009, we recorded a before-tax charge of approximately $16.7 million as an impairment of long-lived assets primarily attributable to the reduction of the carrying value of our Staten Island property and impairment charges relating to certain other long-lived assets.
As of November 30, 2009, goodwill and other intangible assets and property and equipment accounts for approximately $1,651.0 million, or 86.5 percent of our total assets. We account for our goodwill and other intangible assets in accordance with ASC 350 and for our long-lived assets in accordance with ASC 360.
We follow applicable authoritative guidance on accounting for goodwill and other intangible assets which specifies, among other things, non-amortization of goodwill and other intangible assets with indefinite useful lives and requires testing for possible impairment, either upon the occurrence of an impairment indicator or at least annually. We complete our annual testing in our fiscal fourth quarter, based on assumptions regarding our future business outlook and expected future discounted cash flows attributable to such assets (using the fair value assessment provision of applicable authoritative guidance), supported by quoted market prices or comparable transactions where available or applicable.
Our latest annual assessment of goodwill and other intangible assets in the fourth quarter of fiscal 2009 indicated there had been no impairment and that no reporting units were at risk of failing step one of the goodwill impairment test. In connection with our fiscal 2009 assessment of goodwill and intangible assets for possible impairment we used the methodology described above.
We believe our methods used to determine fair value and evaluate possible impairment were appropriate, relevant, and represent methods customarily available and used for such purposes. Despite the current adverse economic trends, particularly credit availability, the decline in consumer confidence and the rise in unemployment, which have recently contributed to the decrease in attendance related as well as corporate partner revenues for certain of our motorsports events during fiscal 2009, we believe there has been no significant change in the long-term fundamentals of our ongoing motorsports event business. The Company believes its present operational and cash flow outlook further support its conclusion. While the Company continues to review and analyze many factors that can impact its business prospects in the future, its analysis is subjective and is based on conditions existing at, and trends leading up to, the time the estimates and assumptions are made. Different conditions or assumptions, or changes in cash flows or profitability, if significant, could have a material adverse effect on the outcome of the impairment evaluation and the Company’s future condition or results of operations.
In addition, our growth strategy includes investing in certain joint venture opportunities. In these equity investments we exert significant influence on the investee but do not have effective control over the investee, which adds an additional element of risk that can adversely impact our financial position and results of operations. The carrying value of our equity investments was $0 at November 30, 2009.
Acquisitions and Divestitures, page 20
Note 5. Discontinued Operations and Impairment of Long-Lived Assets, page 56
4. We note from the discussion on page 20 that after completion of Nazareth’s fiscal 2004 events, the Company suspended indefinitely its major motorsports event operations. We also note that the property on which the former Nazareth Speedway was located continues to be marketed for sale and that the results of operations for Nazareth are presented as discontinued operations. Please tell us and disclose in future filings, the total carrying amount of this property that has been reflected in the Company’s consolidated balance sheet at November 30, 2009. As part of your response, please also explain why the assets associated with this facility have not been reflected as held for sale in the Company’s consolidated balance sheet pursuant to paragraph 45-9 of ASC 360-10-45.
Company Response: The total carrying amount of the asset, which consists of real property, as reflected in our consolidated balance sheet at November 30, 2009, was approximately $6.8 million.
Further, we respectfully advise the Staff that the asset has not been reflected as held for sale in our consolidated balance sheet pursuant to paragraph 45-9 of ASC 360-10-45 as the asset does not meet requirement 45-9(d), “The sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 360-10-45-11.” As disclosed in our filing the asset continues to be marketed for sale, however, we do not believe there is substantial evidence supporting that a sale transaction would be completed within one year. Based on our understanding of the local real estate market, we believe that the fair market value is in excess of the carrying value of the property and the asset is not impaired at November 30, 2009.
As the operations of the former Nazareth Speedway are now wound down, subsequent to our first quarter of fiscal 2010, we do not expect any further discontinued operations to be reflected in our financial statements.
Impairment of Long-Lived Assets, page 20
Note 5. Discontinued Operations and Impairment of Long-Lived Assets, page 56
5. We note from the discussion in the first paragraph on page 21 and the second paragraph on page 57 that the Company entered into a definitive agreement with KB Marine Holdings LLC under which KB Holdings would acquire 100% of the outstanding membership interest of 380 Development for a total purchase price of $80 million. We also note that the transaction is scheduled to close by February 25, 2010. Please tell us and revise future filings to disclose the carrying value of the Company’s interest in 380 Development as of November 30, 2009. Also, please tell us and explain in the notes to the Company’s financial statements in future filings why the Company’s interest in 380 Development has not been reflected as assets held for sale in the Company’s November 30, 2009 balance sheet pursuant to the guidance in paragraph 45-9 of ASC 360-10-45.
Company Response: During the third quarter of fiscal 2009, as a result of our understanding of the real estate market and the prospective transaction, we recognized an impairment on the real property located in Staten Island, New York, totaling approximately $13.0 million. The carrying value of our interest in 380 Development, LLC, at November 30, 2009, totaled approximately $73.3 million.
Our interest in 380 Development, LLC was not reflected as held for sale in our consolidated balance sheet pursuant to paragraph 45-9 of ASC 360-10-45 as the asset does not meet requirement 45-9(d), “The sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 360-10-45-11.” The closing was subject to certain conditions including KB Holdings securing equity commitments to acquire the property and performing its obligation under the agreement. That performance may be affected by its failure to obtain resolution of certain issues relating to the fill permitting process. The failure to meet these conditions could delay the closing or result in the termination of the agreement. Based on these factors, we believed there was substantial uncertainty to conclude it was probable that the sale transaction would be completed within one year.
We respectfully advise the Staff that “...as a result of KB Holdings’ failure to perform its obligations, the closing did not occur on February 25, 2010. The Company is currently negotiating with KB Holdings to amend the Agreement and provide an extension of the closing date, however there can be no assurance that the Company will come to terms with KB Holdings on such an amendment. The Company has the right to terminate the Agreement and may do so in the event it is unable to come to acceptable terms with KB

Holdings on an amendment. The Company does not anticipate a reduction in the purchase price as part of a potential amendment to the Agreement.” Accordingly, this updated information was reported in our fiscal 2010 first Quarterly Report on Form 10-Q.
In addition, on April 21, 2010, we disclosed in a Form 8-K that “...As a result of KB Holdings’ failure to perform its obligations and secure the required equity commitments, the closing did not occur on February 25, 2010.
On April 19, 2010, we executed an amendment to the Agreement which provides an extension to KB Holdings to close the transaction and calls for the closing to occur on or before June 30, 2010. The maximum purchase price to be paid by KB Holdings is $88.0 million, however, if the closing occurs before June 30, 2010, the purchase price will be reduced pursuant to a formula that will reduce the purchase price for each day prior to June 30 that the closing occurs. Under the terms of this Agreement, in no event will the purchase price be less than $84.0 million. During the time provided in the extension, KB Holdings will seek to clarify certain requirements with respect to permitting issues in connection with the development of the property and secure the required equity commitments. While we remain optimistic that a closing will occur, there can be no assurance that KB Holdings will obtain satisfactory clarifications which will allow it to secure the required equity commitments and proceed to closing.”
In future filings we will evaluate the requirements to disclose the carrying amount of our interest in 380 Development, LLC and the classification of the asset in accordance with ASC 360.
Comparison of Fiscal 2009 to Fiscal 2008
6. We note from the discussion in the third bullet point on page 29, that the Company acquired the 50 percent ownership interest in Stock-Car Montreal L.P. on February 27, 2009, bringing the Company’s ownership interest to 100%. Please tell us and disclose in future filings the nature and amount of the consideration issued by the Company to acquire this additional interest. Also, please explain why the company did not include any of the disclosures required by paragraph 51 of SFAS No. 141 with respect to this acquisition transaction in the notes to the Company’s financial statements.
Company Response: We believe the disclosure requirements of paragraph 51 of SFAS No. 141 with respect to the acquisition transaction in the notes to our consolidated financial statements were not necessary. The purchase price for the 50% equity ownership interest in this transaction was approximately $310,000 which we did not consider to be a material business combination.
Note 6. Property and Equipment, page 57
7. We note from the disclosure in Note 6 and from the discussion in MD&A that during fiscal 2009 and 2008, depreciation was accelerated above normal depreciation rates relating to the Company’s prior office building and certain other offices and buildings which were razed in fiscal 2008 as part of the Daytona Development project. Supplementally advise us and expand your disclosure in future filings to explain in further detail how you calculated or determined the amounts of accelerated depreciation recognized during 2009 and 2008.
Company Response: We respectfully advise the Staff that the accelerated depreciation amounts were calculated by taking the remaining net book values of the respective offices and buildings and systematically reducing the net book values over their remaining useful lives based on the last date of occupancy and/or the razing of the structure(s).
In future filings, we will expand our disclosure to include further detail on how the Company determined the amounts of accelerated depreciation recognized during 2009 and 2008.
Note 8. Goodwill and Intangible Assets, page 60
8. We note from the disclosure included in Note 8 that the Company accounts for its NASCAR – sanction agreements as indefinite lived intangible assets. Given your disclosures in “Item 1.A. Risk Factors” on page 4 which indicates that each NASCAR sanctioning agreement is awarded on an annual basis and NASCAR is not required to continue to enter into, renew or extend sanctioning agreements with the Company, please tell us and revise the notes to the Company’s financial statements and the “Critical Accounting Policies” discussion in MD&A to explain why you account for the sanction agreements as indefinite-lived intangibles, even though they are awarded on an annual basis. We may have further comment upon review of your response and your proposed disclosures.
Company Response: In our future filings we will revise the notes to our financial statements and the “Critical Accounting Policies and Estimates” discussion in MD&A to clarify that the NASCAR event sanctioning agreements are awarded annually and explain why we account for the NASCAR sanction agreement intangible assets as indefinite-lived intangibles as a result of our expectation we will be able to enter into such annual agreements indefinitely.
As discussed in response to prior comments from the Staff in regards to our treatment of the NASCAR sanction agreement intangible assets, we have maintained continuity in sanction agreements in our 40 plus year history and continue to follow the appropriate guidance in SFAS No. 142 “Goodwill and Other Intangible Assets,” which specifies non-amortization of goodwill and other intangible assets with indefinite lives.
We considered the guidance in SFAS No. 142, among other items, in determining the intangible asset to be indefinite lived:

•	Per paragraph 11, “the useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity.”

•	Included in appendix A is an example of an acquired broadcast license that meets the recognition criteria in paragraph 39 of SFAS No. 141 because it meets the contractual — legal criterion even though it is for a specified period of time. In this example the license may be renewed indefinitely at little cost. The company had a history of renewing the license and the cash flows associated with the license were expected to continue for the foreseeable future. Per the example, “The broadcast license would be deemed to have an indefinite useful life because the cash flows are expected to continue indefinitely. Therefore the license would not be amortized until its useful life is deemed to be no longer indefinite. The license would be tested for impairment in accordance with paragraph 17 of SFAS142.”

•	In appendix B, paragraph 45, “the Board agreed that the useful life of an intangible asset is indefinite if that life extends beyond the foreseeable horizon — that is, there is no foreseeable limit on the period of time over which it is expected to contribute to the cash flows of the reporting entity.”

•	The Board concluded in paragraph 45, “if an entity performs an analysis of all pertinent factors that should be considered in determining the useful life of an intangible asset (such as those in paragraph 11 of SFAS 142) and finds that there is no limit on the useful life of an intangible asset, the asset should be deemed to have an indefinite useful life.”
We believe the NASCAR sanction agreements are contract-based intangible assets analogous to the license agreements as detailed in SFAS No. 142 and noted above and continue to believe they have an indefinite useful life because the cash flows are expected to continue indefinitely. Our revised disclosure in future filings will be as follows:
NOTE 1 — DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GOODWILL AND INTANGIBLE ASSETS: All business combinations are accounted for under the purchase method. The excess of the cost of the acquisition over fair value of the net assets acquired (including recognized intangibles) is recorded as goodwill. Business combinations involving existing motorsports entertainment facilities commonly result in a significant portion of the purchase price being allocated to the fair value of the contract-based intangible asset associated with long-term relationships manifest in the sanction agreements with sanctioning bodies, such as NASCAR, Grand American and/or IRL. The continuity of sanction agreements with these bodies has historically enabled the Company to host these motorsports events year after year. While individual sanction agreements may be of terms as short as one year, a significant portion of the purchase price in excess of the fair value of acquired tangible assets is commonly paid to acquire anticipated future cash flows from events promoted pursuant to these agreements which are expected to continue for the foreseeable future and therefore, in accordance with ASC 805, are recorded as indefinite-lived intangible assets recognized apart from goodwill. The Company’s goodwill and other intangible assets are all associated with our Motorsports Event segment.

The Company follows applicable authoritative guidance on accounting for goodwill and other intangible assets which specifies, among other things, non-amortization of goodwill and other intangible assets with indefinite useful lives and requires testing for possible impairment, either upon the occurrence of an impairment indicator or at least annually. The Company completes its annual testing in its fiscal fourth quarter, based on assumptions regarding the Company’s future business outlook and expected future discounted cash flows attributable to such assets (using the fair value assessment provision of applicable authoritative guidance), supported by quoted market prices or comparable transactions where available or applicable.

The Company’s latest annual assessment of goodwill and other intangible assets in the fourth quarter of fiscal 2009 indicated there had been no impairment and that no reporting units were at risk of failing step one of the goodwill impairment test. In connection with our fiscal 2009 assessment of goodwill and intangible assets for possible impairment we used the methodology described above.

The Company believes its methods used to determine fair value and evaluate possible impairment were appropriate, relevant, and represent methods customarily available and most used for such purposes. Despite the current adverse economic trends, particularly credit availability, the decline in consumer confidence and the rise in unemployment, which have recently contributed to the decrease in attendance related as well as corporate partner revenues for certain of the Company’s motorsports events during fiscal 2009, the Company believes there has been no significant change in the long-term fundamentals of its ongoing motorsports event business. The Company believes its present operational and cash flow outlook further support its conclusion. While the Company continues to review and analyze many factors that can impact its business prospects in the future, its analysis is subjective and is based on conditions existing at, and trends leading up to, the time the estimates and assumptions are made. Different conditions or assumptions, or changes in cash flows or profitability, if significant, could have a material adverse effect on the outcome of the impairment evaluation and the Company’s future condition or results of operations.
Note 18 — Segment Reporting
9. We note from the disclosures included in Note 1 that the Company’s operations consist primarily of operating thirteen of the nation’s major motorsports entertainment facilities which are located in various geographic areas of the United States. We also note from the discussion provided elsewhere in the Form 10-K that adverse economic trends, particularly credit availability, the decline in consumer confidence, the rise in unemployment and increased fuel and food costs, significantly contributed to the decrease in attendance for certain of your motorsports entertainment events during fiscal 2008, that certain of these trends persisted throughout fiscal 2009 and that the Company expects these matters may continue to adversely its business well into 2010. We also note from the disclosures included in Note 18 that the Company has reflected its operations in two segments with these consisting of those related to “Motorsports Events” and “All other.”
Given that the Company’s various motorsports facilities are located in different geographic areas of the country, it appears their operations may be affected by the aforementioned economic factors in different ways, and as a result might experience significantly different operating margins as a result of local economic conditions. In consideration of these factors, please tell us and expand the disclosures provided in Note 18 to indicate why you believe that your properties meet the criteria for aggregation outlined in ASC 280-10-50-11 (paragraph 17 of SFAS No. 131). As part of your response, please explain in detail how your chief operating decision maker analyzes the Company’s results for purposes of making decisions about resources to be allocated and for assessing performance and explain why management believes the aggregated operations of the motorsports facilities have “similar economic characteristics” as required by ASC 280-10-50-11 (paragraph 17 of SFAS No. 131). We may have further comment upon receipt of your response.
Company Response: When the chief operating decision maker (CODM) analyzes our monthly, quarterly and annual results for purposes of assessing our performance and resource allocation, the CODM focuses on the motorsports segment as a whole, which is consistent with our segment disclosure. The reporting units within the motorsports segment portfolio are reviewed together as the nature of the products and services, the production processes used, the type or class of customer using our products and services, and the methods used to distribute our products or provide their services are consistent in objectives and principles, and predominately uniform and centralized throughout the Company. We respectfully advise the Staff that we do not aggregate operating segments into reportable segments as the information reviewed by the CODM represents the aggregated results of all motorsports reporting units.
For example, significant revenue producing items such as NASCAR’s consolidated domestic media rights and corporate sponsorship partnership revenues are derived through long-term corporate contracts which affect multiple and/or all of the motorsports entertainment facilities within the motorsports event segment. The consolidated domestic media rights contract, which continues through the 2014 NASCAR season, continues to be the single-largest contributor to our earnings. Also, these media rights are allocated to the events and are not facility based. These media rights are derived through a single corporate contract which affects all of the motorsports event facilities within the motorsports event segment. Similarly, corporate sponsorship partnership revenue is primarily derived from corporate contracts, negotiated from our corporate sales team, and pushed down to multiple, or all, motorsports entertainment facilities depending on the specific arrangement.

The CODM manages the motorsports entertainment facilities as a single portfolio and reviews operating performance of the Company consistent with our public disclosure. The procedure of reviewing the operating results of the individual business units is reviewed and analyzed by the CODM’s management team.
Other
10. We note that the Company has included the financial statements of Motorsports Authentics, LLC and the related report of the independent registered accounting firm, that are required pursuant to Rule 3-09 of Regulation S-X as exhibit 99 to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 2009. In future filings, please revise to include any financial statements and related audit reports that are required pursuant to Rule 3-09 of Regulation S-X in either Item 8. Or Item 15. Of the Company’s future Annual Reports on Form 10-K. Refer to the guidance outlined in the instructions to Items 8 and 15 of Form 10-K.
Company Response: In future filings, we will include such required financial statements and related audit reports that are required pursuant to Rule 3-09 of Regulation S-X, in Item 15 of our Annual Reports on Form 10-K.
Signatures, page 81
11. It appears that the first signature block has been omitted. In future filings, the report must be signed by the registrant and on behalf of the registrant by its principal financial officer, its controller or principal accounting officer, and at least the majority of the board of directors or persons performing similar functions. See Signatures on Form 10-K and General Instruction D(2)(a) to Form 10-K.
In this regard, please include the signature of your principal accounting officer or controller in the second signature block in future filings. Please note that if any person occupies more than one of the positions specified in General Instruction D(2)(a) to Form 10-K you should indicate each capacity in which that person signs the report.
Company Response: We believe that the November 30, 2009 10-K includes the required signatures as called for in Form 10-K and General Instruction D(2)(a) to Form 10-K. Lesa France Kennedy signed the 10-K as a member of our Board of Directors, as well as the Principal Executive Officer. Daniel W. Houser signed the 10-K as the Principal Financial Officer. In addition, a majority of the members of our Board of Directors signed the 10-K. Please note that Mr. Houser is also our Principal Accounting Officer. We will clearly indicate that in future filings.
Schedule 14C
Compensation Discussion and Analysis, page 12

12. Please expand your analysis of the elements and levels of compensation paid to the named executive officers. Throughout your Compensation Discussion & Analysis, and as to each compensation element, provide an analysis of how you arrived at and why you paid each particular level and form of compensation for 2009. In future filings, please revise your CD &A such that investors are provided with an understanding of the specific factors considered by the committee in ultimately approving particular pieces of each named executive officer’s compensation package and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.
Company Response: In future filings, the Compensation Discussion and Analysis will be revised to include additional specific factors considered by our Compensation Committee in approving particular pieces of the named executive officer’s compensation package. We will also include in future filings a discussion of the reasons why the Compensation Committee believes that the amounts paid to each named executive officer are appropriate in light of the items it considered in making compensation decisions. For 2009, the following discussion describes how the Compensation Committee arrived at each particular form and level of compensation. We will provide similar disclosures in future filings.
Compensation for the Named Executive Officers in 2009
Company Performance
The specific compensation decisions made for each of the named executive officers for 2009 reflect the focus on the performance of the Company against specific financial and operational measurements.
     A significant portion of each of the named executive officer’s plan-based incentive compensation is based upon the Company’s performance against the normalized corporate financial performance measures of 1) earnings per share based on budget, 2) revenue based on budget, 3) operating margin based on budget and 4) ratio of debt to capitalization. Based on the evaluation of the Company’s performance against these measures in fiscal 2009, the portion of each named executive officer’s plan-based incentive compensation was set at 37.5% of the targeted amount. A more detailed analysis of our financial and operational performance is contained in the Management’s Discussion & Analysis section of our 2009 Annual Report on Form 10-K filed with the SEC.
CEO Compensation
In determining Ms. Kennedy’s base salary compensation for 2009, the Compensation Committee considered her promotion to CEO, the performance of the Company in fiscal 2008, the general trends of Company performance over the prior several years, outcomes related to growth and development activities and strategic initiatives, market conditions, as well as the responsibilities of the position and her strategic value to the Company.
In 2009, the Company faced a most challenging economic environment. Ms. Kennedy and the Board responded to the economic conditions by establishing the following performance framework (1) outperforming in a tough environment, (2) maintaining and maximizing financial flexibility, and (3) protecting the Company’s reputation and long-term strategy.
With Ms. Kennedy’s leadership, our senior leaders took actions and that delivered results which included outperforming in a tough environment, maintaining and maximizing financial flexibility, and protecting the Company’s reputation and long-term strategy:
The Compensation Committee believes that Ms. Kennedy performed well in 2009 by executing on the established performance framework and in delivering a strong financial performance during this significantly difficult economic environment. The Compensation Committee believes that the Company’s fiscal 2009 reflected leadership decisions that effectively mitigated revenue deterioration with sustainable cost containment, capital allocation discipline and execution against defined strategic initiatives. In determining the bonus and incentive portions of her compensation for 2009, the Compensation Committee determined that the discretionary portion of Ms. Kennedy’s bonus should be set at 60% of the targeted amount.
In light of the Compensation Committee’s assessment, Ms. Kennedy received a total bonus (combination of plan-based incentive and discretionary cash bonus) of $152,228 which was 48.5% of combined total target opportunity.
Other Named Officers
In determining the base salary compensation of Mr. France, Mr. Saunders, Mr. Houser, and Mr. VanDerSnick for 2009, the Compensation Committee considered the same criteria as for the CEO. The Compensation Committee also considered the recommendations based upon evaluation of individual functional area responsibilities and goals as submitted by the CEO.
In determining the bonus and incentive portions of Mr. Saunders, Mr. Houser and Mr. VanDerSnick’s compensation for 2009, the Compensation Committee determined that the discretionary portion of their bonus should be considered with the same criteria as the CEO and accordingly it was set at 60% of the targeted amount.
James C. France: In 2009, as per the Company’s succession planning, Mr. France stepped down from his role as Chief Executive Officer effective June 1, 2009. He remains Chairman of the Board of Directors in a non-executive capacity.

In light of the Compensation Committee assessment, as well as Mr. France’s adjusted responsibilities, he received no plan-based incentive and a $300 discretionary cash bonus in 2009. Mr. France also received $269,079 in restricted stock.
John Saunders: Mr. Saunders was promoted to the position of President in 2009. Since joining the Company in 1983, Mr. Saunders has assumed roles with increasing responsibilities.
Mr. Saunders’ financial objectives focused on the overall performance of the Company and were the same as Ms. Kennedy’s. His strategic and operational goals included providing operational and leadership support for the Company’s strategy development and execution against the Board of Directors’ approved strategic plan and supporting the Company’s core business growth activities.
In light of the Compensation Committee assessment of Mr. Saunders’ performance in 2009, he received a total bonus (combination of plan-based incentive and discretionary cash bonus) of $104,690 which was 48.5% of his combined total target opportunity. Mr. Saunders also received $98,297 in restricted stock.
Roger VanDerSnick: Mr. VanDerSnick was promoted to Executive Vice President, Chief Operating Officer in 2009 assuming the primary responsibilities for ISC Business Operations, Corporate Marketing & Sales and Information Systems along with oversight of ISC’s Business Development, Corporate Development and Human Resources functions. Previously, he was Senior Vice President, Marketing and Business Operations and Vice President, Chief Marketing Officer since joining the Company in 2006.
In addition to the Company’s overall financial and strategic goals, Mr. VanDerSnick also had goals and objectives for his functional areas of responsibility. His strategic operational goals included improving performance and cost competitiveness, attacking key elements of pricing strategies and margin rates.
In light of the Compensation Committee assessment of Mr. VanDerSnick’s performance in 2009, he received a total bonus (combination of plan-based incentive and discretionary cash bonus) of $92,606 and $36,437 in restricted stock.
Daniel Houser: Mr. Houser has been the Company’s Chief Financial Officer since 2008 and is also a Senior Vice President of the Company. Previously he was Vice President, Controller and Chief Accounting Officer and has held other leadership positions since he joined the Company in 1993.
Mr. Houser’s financial objectives as the leader of the Company’s finance organization, focused on the overall performance of the Company. His strategic and operational goals focused on providing operational support in achieving financial goals, including maintaining balance sheet management and leading the Company’s relationship with rating agencies.

In light of the Compensation Committee assessment of Mr. Houser’s performance in 2009, he received a total bonus (combination of plan-based incentive and discretionary cash bonus) of $49,629 and $53,569 in restricted stock.
Restricted Stock
Restricted Stock awards are based on the same factors that the Compensation Committee uses to evaluate and determine plan-based incentive and discretionary cash bonus.
Other Compensation
We provide our named executive officers with other benefits, reflected in the All Other Compensation column in the Summary Compensation Table, that we believe are reasonable, competitive and consistent with the Company’s overall compensation program. The costs of these benefits constitute only a small percentage of each named executive officer’s total compensation, and include premiums paid on life insurance policies and company contributions to a 401(k) plan. The named executive officers also participate in the standard health insurance benefits offered to all employees. We also provide the use of a car provided by the Company and comprehensive physical examinations every other year. The named executive officers are encouraged to attend events at the motorsports entertainment facilities operated by the Company as part of their job function and permitted to bring a guest with them to these events at no charge to the executive.
13. In future filings, please quantify the target bonus opportunity for each named executive officer.
Company Response: In future filings, we will quantify the target bonus opportunity for each named executive officer.
14. In future filings, please quantify all corporate financial targets under the bonus plan that must be achieved in order for your executive officers to earn their incentive compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.
Company Response: In future filings, we will quantify corporate financial targets under the bonus plan that must be achieved in order for our executive officers to earn their incentive compensation, subject in all cases to any competitive harm that could result from such disclosure, such that the targets could be excluded under Instruction 4 to Item

402(b) of Regulation S-K. At this time, we do not believe the disclosure of these targets would result in any competitive harm.
Summary Compensation Table, page 17
15. It appears that footnoted disclosure may be warranted for “All Other Compensation” column of the Summary Compensation Table. Please advise and confirm that in future filings you will include disclosure required by Item 402(c)(2)(ix) to Regulation S-K. Refer to Instructions 3-4 of Item 402(c)(2)(ix).
Company Response: In future filings, we will include information related to Item 402(c)(2)(ix).
16. The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings.
The Company also acknowledges that it is the position of the Commission and the staff that:
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Conclusion
As noted above we will revise the disclosures provided in our future filings. We have attempted to respond fully and completely to each of your comments and requests for supplemental information. If you have any questions concerning our responses, please contact us.
Sincerely,
/s/ Daniel W. Houser
Daniel W. Houser
Senior Vice President, Chief Financial Officer
and Treasurer